SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: August 7, 2025

List of Materials

Documents attached hereto:

Press release: Consolidated Financial Summary for the First Quarter Ended June 30, 2025

Consolidated Financial Summary for the First Quarter Ended June 30, 2025

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

August 7, 2025
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Sadahiko Hayakawa, Senior Vice President
Telephone	: +81-3-6748-2111
Scheduled date to commence dividend payment	: -
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the three months ended June 30, 2025 (from April 1, 2025 to June 30, 2025)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

Continuing operations*1	Sales		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Three months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
June 30, 2025	2,621,615	2.2	339,955	36.5	356,601	24.3	262,820	22.6	259,027	23.3
June 30, 2024	2,565,361	-	249,121	-	286,882	-	214,343	-	210,153	-

Continuing operations*1	Total comprehensive income		Basic earnings per share*2	Diluted earnings per share*2
Three months ended	Yen in millions	%	Yen	Yen
June 30, 2025	238,401	-45.6	43.08	42.84
June 30, 2024	438,094	-	34.46	34.37

*1	At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation decided on a plan for the execution of a partial spin-off of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business, as of October 1, 2025 (the “Spin-off”). As a result, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above operating results represent the results for continuing operations. The results for the three months ended June 30, 2024, the comparative period, have been re-presented to conform to the current presentation. On a consolidated basis including the discontinued operation, net income, net income attributable to Sony Group Corporation’s stockholders and total comprehensive income for the three months ended June 30, 2025 were 240,702 million yen, 236,909 million yen and 269,569 million yen, respectively. On a consolidated basis including the discontinued operation, basic earnings per share and diluted earnings per share for the three months ended June 30, 2025 were 39.40 yen and 39.18 yen, respectively. For details of discontinued operations, please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued Operations)” on page 13 of the Appendix.

*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
June 30, 2025	35,134,517	8,587,677	8,295,612	23.6
March 31, 2025	35,293,173	8,510,151	8,179,745	23.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025*	-	50.00	-	10.00	-
Fiscal year ending March 31, 2026	-
Fiscal year ending March 31, 2026 (Forecast)		12.50	-	12.50	25.00

Notes:

1	Revisions to the forecast of dividends most recently announced: No

2	The above dividend forecast for the fiscal year ending March 31, 2026 does not include the dividends in kind of the shares of common stock of SFGI from the above-mentioned Spin-off.

*	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share for the fiscal year ended March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share for the fiscal year ended March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. For the fiscal year ended March 31, 2025, taking the stock split into account, the interim dividend per share at the end of the second quarter would be 10 yen and the total annual dividend per share would be 20 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2026	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Continuing operations	11,700,000	-2.8	1,330,000	4.2	1,350,000	0.5	970,000	-9.1

Notes:

1	Revisions to the forecast for the fiscal year ending March 31, 2026 most recently announced: Yes

2	The above results forecast represents the forecast for continuing operations. Sony Group Corporation has not included the share of profit or loss of investments accounted for using the equity method in SFGI after the above-mentioned Spin-off in the above results forecast, and does not disclose forecasts for the discontinued operation or for the consolidated results for the fiscal year ending March 31, 2026. Please refer to “Update Regarding Partial Spin-off of Financial Services Business” disclosed on May 14, 2025 for the details of the accounting treatments in connection with the Spin-off.

3	The estimated impact from the series of changes in U.S. tariff policy at this time is reflected in the above forecasts for operating income, income before income taxes and net income attributable to Sony Group Corporation’s stockholders. The estimated impact is calculated based on the tariff rates announced as of August 1, 2025. The actual impact could vary significantly from this estimation if future tariff policy or other factors are changed.

* Notes

(1)	Significant changes in scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:

	(i)	Changes in accounting policies required by IFRS Accounting Standards	: No
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3) Number of issued shares (common stock):

(i)  Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2025	6,149,810,645	shares
As of March 31, 2025	6,149,810,645	shares

(ii)  Number of shares of treasury stock at the end of the period

As of June 30, 2025	145,694,280	shares
As of March 31, 2025	124,806,850	shares

(iii) Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Three months ended June 30, 2025	6,013,191,432	shares
Three months ended June 30, 2024	6,098,848,413	shares

Notes:

1 Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” for number of shares used as basis for calculating consolidated per share data.

2 Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

* Review of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: No

* Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 15 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Quarterly Consolidated Financial Statements

Condensed Quarterly Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2025	June 30, 2025	Change from March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	2,980,956	1,600,109	(1,380,847)
Investments and advances in the Financial Services segment	453,677	-	(453,677)
Trade and other receivables, and contract assets	1,943,184	1,687,462	(255,722)
Inventories	1,310,770	1,464,832	154,062
Other financial assets	145,192	27,161	(118,031)
Other current assets	621,209	673,138	51,929
Assets classified as held for distribution to owners	-	20,894,090	20,894,090
Total current assets	7,454,988	26,346,792	18,891,804
Non-current assets:
Investments accounted for using the equity method	347,718	365,907	18,189
Investments and advances in the Financial Services segment	18,736,298	-	(18,736,298)
Property, plant and equipment	1,513,660	1,444,619	(69,041)
Right-of-use assets	521,685	428,416	(93,269)
Goodwill	1,508,721	1,476,505	(32,216)
Content assets	2,249,048	2,249,297	249
Other intangible assets	671,212	595,422	(75,790)
Deferred tax assets	559,284	487,498	(71,786)
Other financial assets	1,164,630	1,247,272	82,642
Other non-current assets	565,929	492,789	(73,140)
Total non-current assets	27,838,185	8,787,725	(19,050,460)
Total assets	35,293,173	35,134,517	(158,656)

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2025	June 30, 2025	Change from March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	1,843,959	47,099	(1,796,860)
Current portion of long-term debt	287,445	214,610	(72,835)
Trade and other payables	2,100,144	2,050,255	(49,889)
Deposits from customers in the banking business	3,981,193	-	(3,981,193)
Income taxes payables	89,485	88,724	(761)
Participation and residual liabilities in the Pictures segment	236,752	214,460	(22,292)
Other financial liabilities	110,689	34,488	(76,201)
Other current liabilities	2,039,121	1,644,827	(394,294)
Liabilities classified as held for distribution to owners	-	19,813,120	19,813,120
Total current liabilities	10,688,788	24,107,583	13,418,795
Non-current liabilities:
Long-term debt	2,066,842	1,349,673	(717,169)
Defined benefit liabilities	236,941	198,392	(38,549)
Deferred tax liabilities	175,228	180,293	5,065
Insurance contract liabilities	12,689,306	-	(12,689,306)
Participation and residual liabilities in the Pictures segment	188,919	161,059	(27,860)
Other financial liabilities	574,351	391,557	(182,794)
Other non-current liabilities	162,647	158,283	(4,364)
Total non-current liabilities	16,094,234	2,439,257	(13,654,977)
Total liabilities	26,783,022	26,546,840	(236,182)
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,527	1,468,420	(15,107)
Retained earnings	6,678,168	6,855,431	177,263
Accumulated other comprehensive income	(566,447)	827,654	1,394,101
Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners	-	(1,359,517)	(1,359,517)
Treasury stock, at cost	(296,860)	(377,733)	(80,873)
Equity attributable to Sony Group Corporation’s stockholders	8,179,745	8,295,612	115,867
Noncontrolling interests	330,406	292,065	(38,341)
Total equity	8,510,151	8,587,677	77,526
Total liabilities and equity	35,293,173	35,134,517	(158,656)

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended June 30
	2024	2025	Change
Continuing operations
Sales	2,565,361	2,621,615	56,254
Costs and expenses:
Cost of sales	1,784,389	1,775,067	(9,322)
Selling, general and administrative	543,414	514,802	(28,612)
Other operating (income) expense, net	(9,907)	(9,920)	(13)
Total costs and expenses	2,317,896	2,279,949	(37,947)
Share of profit (loss) of investments accounted for using the equity method	1,656	(1,711)	(3,367)
Operating income	249,121	339,955	90,834
Financial income	53,230	51,654	(1,576)
Financial expenses	15,469	35,008	19,539
Income before income taxes	286,882	356,601	69,719
Income taxes	72,539	93,781	21,242
Net income from continuing operations	214,343	262,820	48,477

Discontinued Operations
Net income (loss) from discontinued operations	21,485	(22,118)	(43,603)
Net income	235,828	240,702	4,874

Net income attributable to
Sony Group Corporation’s stockholders	231,638	236,909	5,271
Net income from continuing operations	210,153	259,027	48,874
Net income (loss) from discontinued operations	21,485	(22,118)	(43,603)
Noncontrolling interests	4,190	3,793	(397)

	Yen
	Three months ended June 30
	2024	2025	Change
Per share data:
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic	37.98	39.40	1.42
Continuing operations	34.46	43.08	8.62
Discontinued operations	3.52	(3.68)	(7.20)
- Diluted	37.89	39.18	1.29
Continuing operations	34.37	42.84	8.47
Discontinued operations	3.52	(3.66)	(7.18)

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30
	2024	2025	Change
Net income	235,828	240,702	4,874
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(15,586)	(802)	14,784
Remeasurement of defined benefit pension plans	(758)	0	758
Share of other comprehensive income of investments accounted for using the equity method	(1,140)	(41)	1,099
Other comprehensive income from discontinued operations	495	(16)	(511)
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(2,277)	(944)	1,333
Exchange differences on translating foreign operations	239,701	(22,301)	(262,002)
Share of other comprehensive income of investments accounted for using the equity method	3,811	(331)	(4,142)
Other comprehensive income from discontinued operations	(82,193)	53,302	135,495
Total other comprehensive income, net of tax	142,053	28,867	(113,186)
Comprehensive income	377,881	269,569	(108,312)

Total Comprehensive income
Comprehensive income from continuing operations	438,094	238,401	(199,693)
Comprehensive income from discontinued operations	(60,213)	31,168	91,381

Comprehensive income attributable to
Sony Group Corporation’s stockholders	372,839	266,888	(105,951)
Comprehensive income from continuing operations	433,052	235,720	(197,332)
Comprehensive income from discontinued operations	(60,213)	31,168	91,381
Noncontrolling interests	5,042	2,681	(2,361)

Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			231,638			231,638	4,190	235,828
Other comprehensive income, net of tax				141,201		141,201	852	142,053
Total comprehensive income			231,638	141,201		372,839	5,042	377,881
Transfer to retained earnings			(25,338)	25,338		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		(1)	(642)		2,417	1,774		1,774
Compensation expenses related to stock-based compensation transactions		5,504				5,504		5,504
Dividends declared			(54,965)			(54,965)	(2,076)	(57,041)
Purchase of treasury stock					(51,255)	(51,255)		(51,255)
Reissuance of treasury stock		1			3	4		4
Cancellation of treasury stock		(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other		(3,626)				(3,626)	119,613	115,987
Balance at June 30, 2024	881,357	1,484,449	6,025,362	(209,524)	(324,192)	7,857,452	291,507	8,148,959

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income			236,909				236,909	3,793	240,702
Other comprehensive income, net of tax				(57,601)	87,580		29,979	(1,112)	28,867
Total comprehensive income			236,909	(57,601)	87,580		266,888	2,681	269,569
Transfer to retained earnings			604	(619)	15		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		491				12,466	12,957		12,957
Compensation expenses related to stock-based compensation transactions		4,662					4,662		4,662
Dividends declared			(60,250)				(60,250)	(18,283)	(78,533)
Purchase of treasury stock						(93,339)	(93,339)		(93,339)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other		(20,260)		5,209			(15,051)	(22,739)	(37,790)
Balance at June 30, 2025	881,357	1,468,420	6,855,431	827,654	(1,359,517)	(377,733)	8,295,612	292,065	8,587,677

Condensed Quarterly Consolidated Statements of Cash Flows

	Yen in millions
	Three months ended June 30
	2024	2025
Cash flows from operating activities:
Income before income taxes from continuing operations	286,882	356,601
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	261,674	274,399
Other operating (income) expense, net	(9,907)	(9,920)
Gain on securities, net	(31,406)	(30,092)
Share of loss of investments accounted for using the equity method, net of dividends	5,160	7,689
Changes in assets and liabilities:
Decrease in trade receivables and contract assets	187,050	105,820
Increase in inventories	(123,840)	(156,435)
Increase in content assets	(257,588)	(148,883)
Increase in trade payables	111,542	90,138
Increase (decrease) in taxes payable other than income taxes, net	(3,966)	8,260
Increase in other financial assets and other current assets	(37,706)	(54,560)
Decrease in other financial liabilities and other current liabilities	(112,302)	(187,582)
Income taxes paid	(97,862)	(53,374)
Other	(30,809)	51,820
Total net cash provided by operating activities from continuing operations	146,922	253,881
Net cash used in operating activities from discontinued operations	(273,207)	(176,552)
Net cash provided by (used in) operating activities	(126,285)	77,329

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Three months ended June 30
	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(204,167)	(120,094)
Proceeds from sales of property, plant and equipment and other intangible assets	5,617	1,809
Payments for investments and advances	(15,747)	(36,683)
Proceeds from sales or return of investments and collections of advances	30,896	4,415
Payments for purchases of businesses and other	(169,794)	(12,217)
Proceeds from sales of businesses	1,609	-
Other	259	74
Total net cash used in investing activities from continuing operations	(351,327)	(162,696)
Net cash used in investing activities from discontinued operations	(7,795)	(10,622)
Net cash used in investing activities	(359,122)	(173,318)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	24,764	(46)
Proceeds from issuance of long-term debt	6,275	5,792
Payments of long-term debt	(27,257)	(25,067)
Dividends paid	(54,451)	(59,870)
Payments for purchases of treasury stock	(51,255)	(93,339)
Capital contribution from non-controlling interests	109,527	-
Other	(3,575)	(37,371)
Total net cash provided by (used in) financing activities from continuing operations	4,028	(209,901)
Net cash used in financing activities from discontinued operations	(2,496)	(2,718)
Net cash provided by (used in) financing activities	1,532	(212,619)
Effect of exchange rate changes on cash and cash equivalents	53,860	(45,854)
Net decrease in cash and cash equivalents	(430,015)	(354,462)
Cash and cash equivalents at beginning of the fiscal year	1,907,113	2,980,956
Cash and cash equivalents at end of the period	1,477,098	2,626,494
Cash and cash equivalents included in assets held for distribution to owners	-	1,026,385
Cash and cash equivalents in the Condensed Quarterly Consolidated Statements of Financial Position	1,477,098	1,600,109

Notes to Condensed Quarterly Consolidated Financial Statements

Business Segment Information

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation decided the plan regarding the execution of a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business. As a result, the Financial Services business was classified as a discontinued operation. Due to the classification of the Financial Services business as a discontinued operation, the Financial Services business has been excluded from the reporting segments since the three months ended June 30, 2025. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Business Segments)

Segment sales

	Yen in millions
	Three months ended June 30
	2024	2025	Change
Sales:
Game & Network Services -
Customers	844,288	912,810	68,522
Intersegment	20,623	23,723	3,100
Total	864,911	936,533	71,622
Music -
Customers	435,726	458,952	23,226
Intersegment	6,296	6,389	93
Total	442,022	465,341	23,319
Pictures -
Customers	336,556	326,206	(10,350)
Intersegment	790	898	108
Total	337,346	327,104	(10,242)
Entertainment, Technology & Services -
Customers	594,179	518,677	(75,502)
Intersegment	6,736	15,581	8,845
Total	600,915	534,258	(66,657)
Imaging & Sensing Solutions -
Customers	333,308	385,464	52,156
Intersegment	20,172	22,726	2,554
Total	353,480	408,190	54,710
All Other -
Customers	18,933	16,239	(2,694)
Intersegment	2,157	3,091	934
Total	21,090	19,330	(1,760)
Corporate and elimination	(54,403)	(69,141)	(14,738)
Consolidated total	2,565,361	2,621,615	56,254

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss)

	Yen in millions
	Three months ended June 30
	2024	2025	Change
Operating income (loss):
Game & Network Services	65,209	147,957	82,748
Music	85,893	92,807	6,914
Pictures	11,308	18,665	7,357
Entertainment, Technology & Services	64,083	43,143	(20,940)
Imaging & Sensing Solutions	36,647	54,251	17,604
All Other	1,275	(4,968)	(6,243)
Total	264,415	351,855	87,440
Corporate and elimination	(15,294)	(11,900)	3,394
Consolidated operating income	249,121	339,955	90,834

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

(Sales to Customers by Product Category)

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales:	2024	2025	Change
Game & Network Services
Digital Software and Add-on Content	432,752	492,147	59,395
Network Services	159,346	172,648	13,302
Hardware and Others	252,190	248,015	(4,175)
Total	844,288	912,810	68,522
Music
Recorded Music - Streaming	196,663	196,016	(647)
Recorded Music - Others	102,616	105,473	2,857
Music Publishing	96,676	98,685	2,009
Visual Media and Platform	39,771	58,778	19,007
Total	435,726	458,952	23,226
Pictures
Motion Pictures	133,034	107,133	(25,901)
Television Productions	94,285	121,627	27,342
Media Networks	109,237	97,446	(11,791)
Total	336,556	326,206	(10,350)
Entertainment, Technology & Services
Imaging	207,025	187,299	(19,726)
Sound	74,067	65,871	(8,196)
Network Services	44,638	45,597	959
Displays	137,227	101,263	(35,964)
Other	131,222	118,647	(12,575)
Total	594,179	518,677	(75,502)
Imaging & Sensing Solutions	333,308	385,464	52,156
All Other	18,933	16,239	(2,694)
Corporate	2,371	3,267	896
Consolidated total	2,565,361	2,621,615	56,254

Note:

Sony has realigned its product categories in the ET&S segment due to changes in business categories from the first quarter of the fiscal year ending March 31, 2026. In accordance with this realignment, results for the three months ended June 30, 2024 in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Service includes internet-related services; Displays includes display products such as LCD and OLED televisions as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended June 30
	2024	2025
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	231,638	236,909
Continuing operations	210,153	259,027
Discontinued operations	21,485	(22,118)

	Thousands of shares
	Three months ended June 30
	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,098,848	6,013,191
Effect of dilutive securities:
Stock options	13,937	24,729
Restricted stock units	1,248	8,990
Weighted-average shares for diluted EPS computation	6,114,033	6,046,910

Note:

As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2025.

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

At a meeting of the Board held on May 14, 2025, Sony Group Corporation decided the plan regarding the execution of the Spin-off. As a result, the Financial Services business was classified as a discontinued operation. Due to the classification of the Financial Services business as a discontinued operation, the Financial Services business has been excluded from the reporting segments since the three months ended June 30, 2025. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Change in presentation)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation decided the plan regarding the execution of the Spin-off. As a result, the Financial Services business has been classified as a discontinued operation since the three months ended June 30, 2025. Income and losses related to business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the condensed quarterly consolidated statements of income. In accordance with the classification of the Financial Services business as a discontinued operation, the condensed quarterly consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, condensed quarterly consolidated statements of cash flows, and related notes to the condensed quarterly consolidated financial statements for comparative periods have been re-presented separately for continuing operations and discontinued operations. In the condensed quarterly consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. The balance of cash and cash equivalents at end of the period is presented separately as cash and cash equivalents included in assets held for distribution to owners and cash and cash equivalents in the condensed quarterly consolidated statements of financial position. For further information on discontinued operations, refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations).”

(Discontinued operations)

At a meeting of the Board held on May 14, 2025, Sony Group Corporation decided to submit a resolution for the execution of the Spin-off, as of October 1, 2025, to the Board in early September 2025. In the Spin-off, Sony Group Corporation plans to distribute slightly more than 80% of the shares of common stock of SFGI (“SFGI share(s)”) to shareholders of Sony Group Corporation through dividends in kind. As a result of the Board resolution on May 14, 2025 on the plan for the execution of the Spin-off, Sony Group Corporation determined that the distribution of SFGI shares is highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” during the three months ended June 30, 2025. As a result, in the condensed quarterly consolidated statements of income, condensed quarterly consolidated statements of comprehensive income and condensed quarterly consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the condensed quarterly consolidated statements of financial position, assets and liabilities of the Financial Services business were classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group was classified as held for distribution to owners.

For the disposal group classified as held for distribution to owners, as of June 30, 2025, its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense, is more than the carrying amount, so they are measured using the carrying amount.

(1) Disposal group classified as held for distribution to owners

Yen in millions
June 30, 2025
Assets classified as held for distribution to owners
Cash and cash equivalents	1,026,385
Investments and advances in the Financial Services business	19,145,448
Others	722,257
Total assets	20,894,090
Liabilities classified as held for distribution to owners
Short-term borrowings	1,727,076
Deposits from customers in the banking business	4,267,796
Long-term debt	688,136
Insurance contract liabilities	12,782,356
Others	347,756
Total liabilities	19,813,120
Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners
Changes in equity instruments measured at fair value through other comprehensive income	(4,911)
Changes in debt instruments measured at fair value through other comprehensive income	(1,479,357)
Insurance finance income (expenses)	125,607
Others	(856)
Total accumulated other comprehensive income	(1,359,517)

(2) Results of discontinued operations

	Yen in millions
	Three months ended June 30
	2024	2025
Financial services revenue	446,288	208,256
Financial services expenses	416,254	239,933
Other income (expenses), net	(49)	(122)
Income (loss) before income taxes from discontinued operations	29,985	(31,799)
Income taxes	8,500	(9,681)
Net income (loss) from discontinued operations	21,485	(22,118)
Other comprehensive income from discontinued operations	(81,698)	53,286
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	524	35
Remeasurement of defined pension plans	(29)	(51)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(432,256)	(132,899)
Insurance finance income (expenses)	350,402	186,291
Others	(339)	(90)
Comprehensive income from discontinued operations	(60,213)	31,168

Overview of Operating Results

For the overview of operating results for the three months ended June 30, 2025, including the forecast for the fiscal year ending March 31, 2026, please refer to “Q1 FY2025 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE, the EDGAR system of the U.S. SEC and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.